EARLY WARNING REPORT

This report is made pursuant to:
National Instrument 62-103
Subsection 111(1) of the Securities Act (British Columbia)
Section 141 of the Securities Act (Alberta)
Section 110 of the Securities Act, 1988 (Saskatchewan)
Subsection 92(1) of the Securities Act (Manitoba)
Subsection 101(1) of the Securities Act (Ontario)
Section 147.11 of the Securities Act (Québec)
Section 107 of the Securities Act (Nova Scotia)
Subsection 102(1) of the Securities Act (Newfoundland)

  Name and Address of the reporting entity:

  MDS Inc. ("MDS")
  100 International Boulevard
  Toronto, Ontario
  M9W 6J6

  If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

  MDS has entered into an agreement with Dennis Wood Holdings Inc. ("Wood Holdings") granting an irrevocable option to Wood Holdings to acquire all of the 11,914,914 common shares (the "Option Shares") of Evolved Digital Systems Inc. ("Evolved") owned by MDS, representing, to MDS' knowledge, approximately 19.9% of the issued and outstanding common shares of Evolved, at a price of $1.50 per share. The option is only effective if Wood Holdings obtains third party financing for Evolved by November 15, 2004 in an amount of not less than US$5 million. The option expires on September 30, 2006.

  Pending exercise of the option, MDS will have the right to receive all dividends and other distributions declared or paid on the Option Shares, but has granted to Wood Holdings the right to vote the Option Shares at all meetings of shareholders of Evolved. MDS retains the right to sell the Option Shares to a third party during the option period but has granted Wood Holdings a right of first refusal on the Option Shares.

  The names of any joint actors in connection with the disclosure required by this report:

Not applicable.

DATED this 4th day of October, 2004.

MDS INC.

Per: ___/s/ Peter E. Brent __________
Name: Peter E. Brent
Title: Senior Vice-President, General Counsel and Corporate Secretary